October 3, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC
20549-7010

Attention: Mr. Brad Skinner
---------------------------

Re:      Pengrowth Energy Trust
         Form 40-F for year ended December 31, 2006
         Filed April 2, 2007
         File No. 001-14620

This is in response to your letter dated September 20, 2007 regarding the Form 40-F for the fiscal year ended December 31, 2006 of Pengrowth Energy Trust ("Pengrowth"). We will address each of your comments sequentially referencing the Form 40-F filed on April 2, 2007. Pengrowth acknowledges that:

          o it is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



1)   Disclosure Controls and Procedures
     ----------------------------------

We propose to modify the statements regarding the effectiveness of our disclosure controls and procedures in response to the Staff's comments as follows, with full text contained in Schedule A:

         "Pengrowth's established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

         Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at that reasonable assurance level as at December 31, 200X to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws."

2)   Recording of Trust Unit Compensation and Trust Unit Award Plan
     --------------------------------------------------------------

In addressing the staff's comments, we would like to note that the Trust Unit Award Plan (the "Plan") was designed as a short-term retention bonus in response to competitive local labour conditions and did not form part of the long term compensation program. As of July 1, 2007 all of the trust units awarded under the Plan were either vested and paid out to Plan participants or forfeited. There is currently no intention to make additional awards under the Plan and there are no amounts recorded on Pengrowth's balance sheet related to the Plan, subsequent to June 30, 2007.

We accounted for the awards under the Plan as follows:

         Trust units awarded under the Plan are pre-purchased in the open market by Pengrowth, thereafter they were transferred to and held in trust by an independent Trustee (Canadian Western Trust) for the sole benefit of Plan participants. The trust units earn monthly distributions which are re-invested into additional trust units. Plan participants are entitled to the original trust units transferred into the Plan and the additional trust units earned on the re-invested distributions. Pengrowth has treated the purchase of the trust units as deferred compensation, based on the cost to acquire the trust units for the Plan, and amortized the cost to earnings on a straight-line basis over the expected period of benefit that commenced on the grant date and ended on the vesting date. The deferred compensation cost is included in other assets in the consolidated financial statements. The deferred compensation on the balance sheet was not revalued for subsequent changes in the market price of the underlying trust units because the units were purchased on the open market and not issued from treasury.


The following are responses to the specific questions regarding the Plan posed by the staff in its comment letter:

a) All employees employed by Pengrowth at the inception dates of the Plan traunches were eligible to receive a Plan award. These dates were July 13, 2005, February 28, 2006 and October 2, 2006.

b) All of the trust units awarded under the Plan traunches vested pursuant to the vesting schedule set forth below if the eligible employee remained employed on the vesting date. If the eligible employee left voluntarily or involuntarily, all Plan awards related to that employee were immediately forfeited.

         July 13, 2005 award               1/2 vested January 1, 2006
                                           1/2 vested July 1, 2006
         Feb 28, 2006 award                all vested July 1, 2007
         Oct 2, 2006 award                 all vested July 1, 2007

c) The trust units awarded under the Plan were all settled in Pengrowth trust units. Cash settlement of the award was not permissible. Diversification of assets within the Plan was also prohibited (i.e. could not settle in other equity securities).

d) The cost of acquiring the trust units awarded under the Plan was accounted for as deferred compensation and was included in Other Assets on the consolidated balance sheet. A detailed breakdown of Other Assets has been provided in Note 4 of the consolidated financial statements.

e) We determined on the date of grant the number of trust units to be awarded to an eligible employee based on a pre-determined percentage of an employee's salary and the trust unit closing price on the date of the grant. All market risk from the date of grant to the vesting date was borne by the eligible employees. Any risk in the appreciation or depreciation in the market value of these trust units were borne by the Plan participant. Distributions on the trust units held in trust for eligible employees were re-invested in trust units and accrued to the account of eligible employees.

f) Pengrowth's accounting policy for this Plan is to record any material gains or losses upon the sale of unvested trust units to equity. Upon final vesting of the July 2005 grant on July 1, 2006, a total of 19,698 trust units were unvested with a market value of approximately $513,000. We believe the gain on the units of approximately $144,000 is immaterial, therefore the amount was included in earnings. The final number of unvested trust units from the February 28 and October 2 grant has not been determined, however, we do not anticipate such amount to be material.

g) The trust units for the Plan were purchased on the open market and held in-trust for the eligible employees. The trust units held in the Plan were included in the determination of basic earnings per trust unit. However, the maximum number of trust units held in the Plan at any one time was approximately 335,000 trust units (0.19% of the weighted average number of trust units outstanding for the year ended December 31, 2006). As a result, we believe the effect on earnings per unit (whether such units were included or excluded) is immaterial.

Additional Information
----------------------

We did not account for the trust units acquired and held in a separate trust (the "Plan Trust") as a reduction in equity because the risks and rewards of ownership pertaining to the trust units was transferred to the employees. Under the Plan and the related trust agreement, trust units acquired by Pengrowth were transferred to the Plan Trust which was formed for the benefit of eligible employees. All increases and decreases in the market price of units are borne by the Plan Trust/eligible employees. In addition, Pengrowth was not permitted to unwind the Plan and take back the trust units except to the extent that eligible employees ceased employment (i.e. trust units forfeited by an employee were not reallocated to other employees within the Plan). As such, the cost of acquiring the trust units is shown as deferred compensation which was expensed over the vesting period (generally 12 to 18 months).

If under U.S. GAAP the trust units held under the Plan were to be considered as a reduction in equity, we believe the reclassification of the amount in other assets of $2.7 million at December 31, 2006 ($2.1 million at December 31, 2005) to equity would not be material.

We reviewed paragraph 28 of APB 9 which specifically addresses and prohibits inclusion in income of adjustments due to transactions in a company's own stock. The only amounts included in income relating to the Plan was the amortization of the cost of purchasing the units and the gain/loss on the disposition of trust units that did not vest as a result of forfeitures (i.e. terminations of employment) , which we believe to be immaterial. Trust units held in the Plan were not revalued each reporting period.

We reviewed paragraph 12 of APB 6 which specifically addresses transactions of treasury stock. We do not believe this is applicable as Canadian Western Trust had legal title over the trust units purchased for the Plan which were held by the Plan Trust. All economic risks and rewards of ownership were transferred to the eligible employees through the Plan Trust.

Your comment letter refers to EITF 94-17, which we confirmed with Mr. Ryan Milne should have read EITF 94-7 and its successors. We reviewed EITF 00-00-19, the successor to EITF 94-7, which specifically addresses transactions of derivative financial instruments indexed to and potentially settled in a company's own stock. We do not think this is applicable as continuous employment with Pengrowth from the grant date to the vesting date were the only conditions for eligibility. Paragraph 3 of EITF 00-19 specifically states that this EITF does not apply to contracts issued to compensate employees.

3. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
     --------------------------------------------------------------------------

We have previously considered the application of Accounting Series Release 268 ("ASR 268") and Emerging Issues Task Force Topic D-98 ("EITF D-98") during the course of the preparation of our financial statements. As you have requested, we have again reviewed ASR 268 and EITF D-98 and considered their application to our financial statements. For the reasons set forth below, we continue to be of the view that ASR 268 and EITF D-98 do not require the presentation of our Trust Units as temporary equity or as a mezzanine level outside of permanent equity.

Summary of Regulatory Provisions
--------------------------------

ASR 268 adopted Rule 5-02.28 of Regulation S-X which requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, EITF D-98 states that it is the belief of SEC staff that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

EITF D-98 also states that ASR 268 and the interpretive guidance in EITF D-98 continue to be applicable for instruments that are not within the scope of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FASB 150 requires an issuer to classify the following instruments as liabilities:

1. a financial instrument issued in the form of shares that is mandatorily redeemable - that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets as a specified or determinable date (or dates) or upon an event that is certain to occur;

2. a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled);

3. a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

     (a) a fixed monetary amount known at inception, for example, a payable sellable with a variable number of the issuer's equity shares;

     (b) variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares;

     (c) variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net shares settled.

Based on our analysis, the Trust Units do not fall within the scope of FASB 150, thus we have considered the applicability of ASR 268 and EITF D-98.

Application of ASR 268 and EITF D-98 to Canadian Business Trusts
----------------------------------------------------------------

Unlike companies which are formed by incorporation pursuant to the companies' statute in their governing jurisdiction, Canadian business trusts are not formed pursuant to any governing statute and are instead created by contract. As a result, the legal structure of Canadian business trusts varies significantly from trust to trust. Due to the uniqeness of each trust document, the accounting for Canadian trust units under US GAAP must be determined for each trust and cannot be generalized on an industry basis. The analysis must be performed on each trust in accordance with the trust deed contract pursuant to which it was formed.

In addition, there is a significant difference between Canadian INCOME trusts where the only assets held by the trust are debt securities of the underlying operating company, and a Canadian ROYALTY trust, such as Pengrowth, where the majority of the assets held by the trust are comprised of a royalty or net profits interest, and not debt.

These elements of the redemption feature applicable to Pengrowth's Trust Units are significantly different than the redemption feature of the vast majority of Canadian income trusts. Most Canadian income trusts provide a redemption feature whereby the holders of trust units may at any time redeem all of their trust units for debt obligations of the underlying operating entity which holds the business of the trust. In the event of the redemption of all of the outstanding trust units, the financial position of the entity would be dramatically altered in that the redemption would cause the issuance of a significant amount of debt by the operating entity, which that operating entity would then have to service. Pengrowth's structure is much different.

Details of the Pengrowth Structure
----------------------------------

Pengrowth Energy Trust (the "Trust") was created on December 2, 1988 pursuant to a Trust Indenture between Pengrowth Corporation (the "Corporation") and Computershare Trust Company of Canada.

The assets held in the Trust at December 31, 2006 consist of 99.9% of the outstanding Royalty Units of the Corporation, 90.9% of the outstanding common shares of the Corporation, intercompany debt, 100% of the common shares of Esprit Exploration Ltd. ("Esprit"), a net profits interest in the Canadian resource properties of Esprit, and an interest in certain oil and gas processing facilities in the Judy Creek / Swan Hills area of Alberta.

Terms of the Redemption Right
-----------------------------

Article 12 of the Trust Indenture provides that the Trust Units are redeemable at any time on demand by a unitholder upon delivery to the Trust of the certificates representing the Trust Units accompanied by duly completed and properly executed notice requesting redemption. The redemption price for each Trust Unit is defined to be THE LESSER OF: (1) 95% of the simple average closing price of the Trust Units for each of the 10 trading days after the units are surrendered for redemption; and (2) the closing price on the date that the Trust Units are surrendered for redemption. However, the entitlement of unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (1) the total amount payable by the Trust in respect of all units tendered for redemption in the same calendar month cannot exceed $25,000 (which limitation may only be waived by the Board of Directors of the Corporation); (2) at the time the Trust Units are tendered for redemption the Trust Units must be listed for trading on a stock exchange which the directors of the Corporation consider, in their sole discretion, to provide representative fair value prices for the Trust Units; and (3) the normal trading of the Trust Units must not be suspended or halted on a stock exchange on which the Trust Units are listed within more than 5 trading days during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption.

If a unitholder is not entitled to receive the cash redemption price as a result of the limitation set forth above, then the redemption price for the Trust Units surrendered for redemption is the fair market value thereof as determined by the directors of the Corporation which is to be paid and satisfied by way of a distribution in specie of a pro rata share of the Royalty Units and other assets (excluding facilities, pipelines or other assets associated with oil and gas production) held by the Trust at such time.

In summary, while unitholders have the right to require the Trust to redeem all of their Trust Units at any time, this redemption right is subject to the significant caveat that the total amount of cash payable by the Trust in any one month is not to exceed $25,000. Putting this $25,000 limitation in context, based upon the closing price of Pengrowth units on Friday, September 28, 2007 of $18.64, Pengrowth has a market capitalization of $4,581,092,071. If all unitholders requested the redemption of their Trust Units, as the redemption price is set at 95% of the trading price, this results in an aggregate redemption price of $4,352,037,467, which would take 174,081 months (14,507 years) to pay out at $25,000 per month. In addition, the $25,000 limit represents only 0.02% of Pengrowth's monthly net revenue of $119,333,500.

Given the restrictive nature of the $25,000 limit, when considering the impact of the redemption of all or a significant portion of the Trust Units, the requirements of the Trust Indenture that provide that where unitholders have requested the redemption of Trust Units above the $25,000 threshold the redemption price is to be paid and satisfied by the distribution in specie of a pro rata share of Royalty Units and other assets (excluding facilities, pipelines or other assets associated with oil and gas production) held by the Trust are the most pertinent. To understand the effect of this provision, it is necessary to review the terms of the Royalty Units.

Terms of the Royalty Units
--------------------------

The Royalty Units were issued pursuant to the terms of a Royalty Indenture between Pengrowth Corporation and Computershare Trust Company of Canada originally dated December 2, 1988 and which has been successively amended, with the latest amendments being made as of June 11, 2007. Under the Royalty

Indenture, royalty unitholders are entitled to a royalty calculated as 99% of royalty income, which is essentially the net income derived by the Canadian resource properties of the Corporation. In the event of the liquidation of the Corporation, the Royalty Indenture provides that the assets of the Corporation are to be liquidated and the proceeds are to be used to repay the outstanding indebtedness of the Corporation; any remaining proceeds are to be distributed as a special distribution to the royalty unitholders. In the event of a liquidation, dissolution or winding-up of the Corporation, the holders of the outstanding shares of the Corporation are only entitled to participate in respect of the assets of the Corporation other than its Canadian resource properties and the proceeds therefrom.

Under the Royalty Indenture, the Corporation and Computershare have the ability to make minor amendments to the Royalty Indenture provided that the holders of royalty units are not prejudiced as a result. Any significant amendment to the royalty or the rights of royalty unitholders must be approved by the royalty unitholders by an extraordinary resolution passed at a meeting of royalty unitholders.

As summarized above, the Royalty Units include the right to participate in profits, the right to share in assets on liquidation and the right to vote, which we submit are the essential elements of an equity security and that therefore the Royalty Units should be considered to be equity securities of Pengrowth.

Royalty Units are not publicly traded and must therefore be converted into Trust Units to be readily bought or sold.

Purpose of the Redemption Feature
---------------------------------

From the foregoing, it is apparent that the redemption feature does not provide trust unitholders with an effective economic right, in that pursuant to the redemption they will either receive a cash amount, if the $25,000 limit is not exceeded in that month, that is equal to 95% of the LESSER of the closing price on that day or the 10 day average closing price thereafter, which, in virtually all cases, will result in the holder receiving a lesser price than they would have received if they had sold on the market. Otherwise, if the $25,000 limit is exceeded, they will receive securities of Pengrowth and Esprit which are private companies and will lose the benefits they currently enjoy of holding securities of a public entity, including the liquidity provided by the stock exchange listings of the Trust Units.

In addition, prior to redemption, a holder of Trust Units would have a beneficial interest in all of the property of the Trust, including the Royalty Units issued by the Corporation, the net profits interest of Esprit, the indebtedness of the Corporation and Esprit to the Trust and the Judy Creek / Swan Hills facilities. However, in respect of redemptions above the $25,000 per month limit, holders of Trust Units are entitled to receive a distribution in specie of a pro rata share of only the Royalty Units and other assets (excluding facilities, pipelines or other assets associated with oil and gas production) of the Trust. As the "facilities, pipelines or other assets associated with oil and natural gas production" are excluded, upon a redemption a former holder of Trust Units will receive less property than they beneficially had an interest in prior to the redemption.

These shortcomings in the redemption feature are a reflection of the fact that the purpose of the redemption feature is not to provide the holder with a liquidation opportunity, but instead to satisfy a requirement of Canadian law that is a necessary for the Trust to maintain its tax status.

Therefore, we do not believe that the redemption right gives the investor a substantive right to obtain assets of Pengrowth.

Conclusions
-----------

The redemption feature of Pengrowth's Trust Units is subject to three significant limitations:

1. The total amount payable by the Trust in any one calendar month is not to exceed $25,000;

2. In respect of redemptions above the $25,000 per month limit, unitholders receive less property than they had a beneficial interest in prior to the redemption as the interest of the Trust in the Judy Creek / Swan Hills facilities are excluded from the redemption.

3. In respect of redemptions above the $25,000 per month limit, the former holders of trust units will receive Royalty Units of the Corporation which are merely another form of equity securities.

In the event of the redemption of all outstanding Trust Units of Pengrowth, the former holders of Trust Units would essentially step into the shoes of the Trust and would become the direct holders of the Royalty Units, net profit interests and indebtedness which is currently issued by the Corporation and Esprit. The former trust unitholders would still hold equity securities, the Royalty Units, but they would do so directly rather than indirectly through the Trust. Likewise, the former trust unitholders would directly hold the indebtedness of the Corporation and Esprit which is currently held by the Trust. No additional indebtedness of the Corporation or Esprit would be created by the redemption.

In ASR 268, the Commission described the underlying rationale for these rules as follows:

         There is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight THE FUTURE CASH OBLIGATIONS attached to this type of security so as to distinguish it from permanent capital. It is expected that the rules would provide more meaningful presentation of the financial obligations of those companies which finance operations through the use of such securities. [Our emphasis]

In ASR 268, the Commission also described the intent of the disclosure provided by these rules as follows:

         The rules are intended to highlight THE FUTURE CASH OBLIGATIONS attached to redeemable preferred stock through appropriate balance sheet presentation and footnote disclosure. [Our emphasis.]

As set forth above, the future cash obligations associated with the redemption feature of Pengrowth's Trust Units are capped at $25,000 per month, which represents 0.02% of Pengrowth's monthly net revenue of $119,333,500 (based on the six months ended June 30, 2007) and we believe such amount is de minimis and non-substantive. Accordingly, the rationale for the disclosure contemplated by ASR 268 and EITF D-98 does not apply in this case.

We also submit that to provide the alternative disclosure contemplated by Rule 5-02.28 of Regulation S-X, ASR 268 and the EITF D-98 would be misleading in that it would suggest that the redemption feature of Pengrowth's Trust Units creates a risk that Pengrowth could become subject to significant additional indebtedness, when in fact the operation of the redemption feature could not cause such a result.

In light of the foregoing analysis, we have reconsidered the disclosure in Note 23(e) of our Audited Consolidated Financial Statements for the year ended December 31, 2006. In light of the foregoing analysis, we are of the view that that disclosure provided could be enhanced such that it is more easily understood by users of the financial statements. Accordingly, we propose that in future filings, note 23(e) be replaced with the following:

         Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to deficit. The amount charged to deficit representing the change in redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of "trust unitholders' capital" would not be permitted and trust unitholders' capital would be reclassified to mezzanine equity, a liability.

         The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.


4. All of Pengrowth's stock based compensation plans call for settlement in trust units with no provisions for any cash settlement (see discussion with respect to comment 3 on equity classification of Pengrowth trust units). Pengrowth classifies its trust units as equity therefore unit based compensation arrangements that are settleable only in trust units are also classified as equity.

Paragraph 32 of FASB 123(R) states that options or similar awards "shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument in cash or other assets." There are no circumstances that would require or allow Pengrowth to repurchase the vested units or settle these awards in cash or other assets.

As there is no repurchase feature incorporated into any of Pengrowth's unit based compensation plans and all of the risks and rewards of ownership are borne by the eligible employees, they do not meet the conditions in paragraph 31 of FAS 123(R). Paragraph 31 of FAS 123(R) specifically states that shares that do not meet these conditions shall be classified as equity.

As previously mentioned, there are no repurchase features in any of Pengrowth's unit based compensation plans and the underlying trust units are equity classified. Thus, Pengrowth's unit based compensation plans to not meet the requirements of SAB 14:E.



In the event that you have any comments or questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 213-8694.


Sincerely,

/s/ Chris Webster



Chris Webster
Chief Financial Officer
Pengrowth Energy Trust

Schedule A

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Canadian Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("MI 52-109"), as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer and the Chief Financial Officer must assess and certify as to the effectiveness of our disclosure controls and procedures as defined in Canada by MI 52-109 and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.

The Chief Executive Officer, James S. Kinnear, and the Chief Financial Officer, Christopher A. Webster, evaluated the effectiveness of Pengrowth's "disclosure controls and procedures" as such term is defined in MI 52-109 and Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ending December 31, 200X. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth's established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at that reasonable assurance level as at December 31, 200X to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

It should be noted that while Pengrowth's Chief Executive Officer and Chief Financial Officer believe that Pengrowth's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.



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